838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-439 July 29, 2021

Platinum Group Metals Ltd. Announces the Resignation of
R. Michael Jones as President and CEO and the Appointment of
Frank Hallam as Interim President and CEO

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group" "PTM" or the "Company") announces the resignation of the Company's CEO, President and director, R. Michael Jones, effective immediately. Mr. Jones has agreed to continue as a consultant to Platinum Group until December 31, 2021 to provide transition assistance.  Frank Hallam, a director and, most recently, CFO of the Company, has agreed to assume the position of President and CEO on an interim basis.

With Mr. Hallam assuming the role of Interim President and CEO, Greg Blair, CPA, CA, will assume the role of Interim CFO. Mr. Blair has been with the Company for over eleven years and most recently served as Financial Controller. Mimy Fernandez-Maldonado will assume the role of Corporate Secretary also effective immediately.

The Board of Directors of Platinum Group wishes to thank Mr. Jones for his contributions to the Company over the years.

Mr. Hallam has a lengthy history as a senior executive and director with several successful publicly listed mining companies.  He co-founded Platinum Group and has worked at the Company for approximately 19 years.  He was also a co-founder of MAG Silver Corp. and West Timmins Mining Inc.  Mr. Hallam previously served as an auditor in the mining practice of Coopers and Lybrand (now PricewaterhouseCoopers) and is a qualified CPA, CA, and holds a degree in Business Administration.  Mr. Hallam commented, "Mike Jones and I have worked together for many years, including on the team that discovered the Company's Waterberg Project.  He made a significant contribution to the concepts and genesis of the Waterberg discovery.  Looking forward, we will continue with our commitment to the development of this world class asset, and I wish Mike well in his future endeavours."

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

PLATINUM GROUP METALS LTD.	…2

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

Interim CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to the Waterberg Project becoming one of the largest and potentially lowest cash cost underground platinum group metals mines globally, financing and mine development of the Waterberg Project, the market for platinum group metals, the potential of platinum group metals in batteries, and Lion Battery Technologies' development of next generation battery technology. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.